UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A    .

On March 2, 2011, KB Financial Group Inc. (“KB Financial Group”) disclosed the following regarding the establishment of KB Kookmin Card, Co., Ltd. (“KB Kookmin Card”), which will remain unlisted as a wholly-owned subsidiary of KB Financial Group.

1. Addition of a new first-tier subsidiary by KB Financial Group

On March 2, 2011, KB Financial Group added KB Kookmin Card as its first-tier subsidiary. Key details are as follows:

1.	Name of the subsidiary: KB Kookmin Card, Co., Ltd.

2.	Name of President and Chief Executive Officer: Gieui Choi

3.	Primary areas of business: credit card business

4.	KB Financial Group’s stake in the new subsidiary: 92,000,000 shares (represents 100.0% equity stake)

5.	Date of addition: March 2, 2011

6.	Total number of first-tier subsidiaries after addition: 10

7.	Other relevant information: Financial information of KB Kookmin Card for the most recent business year is not available as it is a newly established company.

2. Results of extraordinary general meeting of shareholders of Kookmin Bank

On March 2, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, held an extraordinary general meeting of shareholders and the agendum item below was presented without objection.

•	Agendum: Report on the planned spin-off of Kookmin Bank’s credit card business

*	The agendum item above was to report on the progress of the planned spin-off of Kookmin Bank’s credit card business, which was approved at the extraordinary general meeting of shareholders of Kookmin Bank on January 27, 2011.

3. Results of extraordinary general meeting of shareholders of KB Kookmin Card

On March 2, 2011, KB Kookmin Card, a wholly-owned subsidiary of KB Financial Group, held an extraordinary general meeting of shareholders and the agenda items below were approved and ratified as originally proposed.

•	Agenda:

1)	Adoption of the Articles of Incorporation of KB Kookmin Card

2)	Appointment of directors of KB Kookmin Card

3)	Appointment of President and Chief Executive Officer of KB Kookmin Card

4)	Approval of the aggregate remuneration limit for directors of KB Kookmin Card

5)	Adoption of policies on retirement benefits for directors of KB Kookmin Card

6)	Confirmation of succession to the rights and obligations relating to the credit card business operated by Kookmin Bank as of March 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 2, 2011	By:	/s/ Wang-Ky Kim

(Signature)
Name:	Wang-Ky Kim
Title:	Deputy President & CPRO